UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☐Form 10-K	☐ Form 20-F	☐ Form 11- K	☒ Form10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

For Period Ended:	March 31, 2011

☐	Transition Report on Form 10-K
☐	Transition Report on Form 20-F
☐	Transition Report on Form 11-K
☐	Transition Report on Form 10-Q
☐	Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Deep Well Oil & Gas, Inc.

Full Name of Registrant

Former Name if Applicable

Suite 700, 10150 – 100 Street

Address of Principal Executive Office (Street and Number)

Edmonton, Alberta, Canada  T5J 0P6

City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.

☒	(b)
The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N- CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

☒	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

The Company’s quarterly report on Form 10-Q for the period ending March 31, 2011 cannot be filed by its May 16, 2011 due date without unreasonable effort and expense. On May 12, 2011, the Company finalized its responses to a comment letter received from the U.S. Securities and Exchange Commission (“SEC”) regarding the Company’s Form 10-K for the year ended September 30, 2010 and Form 10-Q for the quarter ending December 31, 2010.  As a result, the Company’s financial reporting staff requires additional time to adopt the changes discussed in the comment letter and to finalize the disclosures in its quarterly report on Form 10-Q for the period ended March 31, 2011 and to give sufficient time to the Company’s independent registered public accounting firm to complete its review on the Company’s consolidated financial statements and quarterly report on Form 10-Q for the period ended March 31, 2011. The Company currently anticipates filing the March 31, 2011 quarterly report on Form 10-Q on or before the fifth-day extended deadline of May 23, 2011 as permitted by the Rules of the Securities Exchange Commission.

PART IV - OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Mr. Curtis Sparrow Chief Financial Officer	780	409-8144
(Name)	(Area Code)	(Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☐ No ☒

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

DEEP WELL OIL & GAS, INC.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:	May 16, 2011	By:	/s/ Horst A. Schmid
Dr. Horst A. Schmid
President and CEO

Exhibit A

MADSEN & ASSOCIATES, CPA’S INC.	684 East Vine St. Suite 3
Certified Public Accountants and Business Consultants	Murray, Utah 84107
Telephone 801 268-2632
Fax 801-262-3978

May 16, 2011

Board of Directors
Deep Well Oil & Gas, Inc. and Subsidiaries
Suite 700, 10150 – 100 Street
Edmonton, Alberta  T5J 0P6
CANADA

Gentlemen:

We have been provided with a copy of the Form 12b-25 “Notice of Late Filing” whereby Deep Well Oil & Gas, Inc. (the “Company”) will file its quarterly report on Form 10-Q for the period ended March 31, 2011 on or before May 23, 2011. We have read the Company’s statements contained in Part III of Form 12b-25 and we agree with the statements made regarding our firm, Madsen & Associates, CPA’s Inc.

Very truly yours,

/s/ Madsen & Associates, CPA’s Inc.

Murray, Utah